EXHIBIT 99.1

Crucell Announces Resignation of M.A. de Haan

LEIDEN, The Netherlands, Oct. 27, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today the resignation of Supervisory Board Vice Chairman, Mr. Michiel A. de Haan, effective as per December 1, 2003.

Mr. de Haan (56) has been involved with Crucell since the founding of the Company. He has served as Vice Chairman of Crucell's Supervisory Board since the Company's incorporation in October 2000, and served as a Supervisory Board member of IntroGene, Crucell's predecessor, from 1994 to October 2000.

Mr. de Haan is the founder of Atlas Venture and served there as managing partner from 1980 to 2000. Atlas Venture was originally a Dutch Venture Capital company that has grown to become a transatlantic firm. Since it's founding, Atlas Venture has invested in over 300 companies and now has $2.1 billion in funds under management. Atlas Venture was the financial founding group of IntroGene.

Mr. de Haan's resignation is based on his decision to devote more time to the support and financing of projects in developing countries. He is a cofounder of EVPA (European Venture Philanthropy Association) and a member of the advisory board of SOVEC (Social Venture Capital Foundation).

"Michiel has made a significant contribution to Crucell over the years and although we understand his decision to focus on the important projects that he has initiated in developing countries, we will certainly miss his insights and advice," commented Dinko Valerio, President & CEO of Crucell.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing biopharmaceuticals that combat infectious diseases. Toward this aim, Crucell develops vaccines and antibodies and licenses its PER.C6(TM) production technology to pharmaceutical and biotechnology companies worldwide. Crucell has partnered with the U.S. National Institutes of Health (NIH) for the development of an Ebola vaccine, and is also developing West Nile and Influenza vaccines based on PER.C6(TM). The company's licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell has an alliance with contract manufacturer DSM Biologics for the large-scale production of monoclonal antibodies and recombinant proteins based on Crucell's PER.C6(TM) technology. Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF version of the press release please click on the following link: http://hugin.info/132631/R/922097/124631.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com